082-00034

SUPPL



09045427

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO   NASDAQ: STOSY   Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**192,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other shares on issue, except that the shares are subject to further restrictions or dealing.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.** 2009 FEB 25 A 10:05
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue of shares on the vesting of Share Acquisition Rights (SARS) granted pursuant to the Santos Employee Share Purchase Plan.**

PROCESSED

MAR 2 2009 SK

THOMSON REUTERS

New issue announcement,
application for quotation of additional securities and agreement

7	Dates of entering securities into uncertificated holdings or despatch of certificates	**24 February 2009**

8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**584,228,776**	**Fully paid ordinary shares**
		6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Number**	**Class**
			Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		300,100	**(i) held by eligible employees; and**
		73,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
		46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
		41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
		1,174,491	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
		5,120,267	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
		354,050	**Fully paid ordinary shares issued pursuant to the vesting of SARs.**
		48,203	**Fully paid ordinary shares issued pursuant to the Non-Executive Director Share Plan**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

New issue announcement,
application for quotation of additional securities and agreement

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the securities will be offered

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or
      subregisters) be aggregated for calculating
      entitlements?

17   Policy for deciding entitlements in relation to
      fractions

18   Names of countries in which the entity has
      security holders who will not be sent new issue
      documents

19   Closing date for receipt of acceptances or
      renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the
      issue

24   Amount of any handling fee payable to brokers
      who lodge acceptances or renunciations on
      behalf of security holders

25   If the issue is contingent on security holders'
      approval, the date of the meeting

26   Date entitlement and acceptance form and
      prospectus or Product Disclosure Statement will
      be sent to persons entitled

27   If the entity has issued options, and the terms
      entitle option holders to participate on exercise,
      the date on which notices will be sent to option
      holders

**New issue announcement,
application for quotation of additional securities and agreement**

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a) [   ] Securities described in Part 1

(b) [   ] All other securities

      Example· restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [   ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [   ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
             1   –   1,000
             1,001 –   5,000
             5,001 –   10,000
             10,001 –   100,000
             100,001 – and over

37 [   ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	

39	Class of securities for which quotation is sought	

40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)	

Number	Class

43 Number and class of all securities not quoted on ASX	

Number	Class

New issue announcement,
application for quotation of additional securities and agreement

---

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    *   The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

    *   There is no reason why those securities should not be granted quotation.

    *   An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

        Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

    *   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    *   If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ___24 February 2009___
            Secretary

Print name: JAMES LESLIE BAULDERSTONE

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000

GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

RECEIVED

2009 FEB 25 A 10: 37

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	20/02/2009 2:28:02 PM	**No of pages:**	2 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Santos stock symbols:
STO (Australian Securities Exchange)
STOSY (NASDAQ ADR)
Ref #82-34 (Securities Exchange Commission)

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information. If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.

Santos

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To: Company Announcements Office
              ASX Limited

From: Company Secretary

Date: 20 February 2009

Subject: **2009 Annual General Meeting**

Santos Limited advises that the Company's Annual General Meeting will be held at
the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide,
South Australia on Wednesday 6 May 2008 at 10.00 am.

James Baulderstone
Company Secretary

Santos Ltd
ABN 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000

GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
Facsimile: 08 8116 5050

Santos

Facsimile

To:	**SEC**	**Fax:**	0 0011 1 202 772 9207
From:	Christine Manuel	**Return Fax:**	61 8 8116 5623
Date:	20/02/2009 3:03:54 PM	**No of pages:**	2 (incl. this one)

IF INCOMPLETE TRANSMISSION RECEIVED PLEASE PHONE: 61 8 8116 5137

Santos Stock Symbols
STO (Australian Securities Exchange)
STOSY (NASDAQ ADR)
Ref #82-34 (Securities Exchange Commission)

Correction: 2009 Annual General Meeting

The information contained in the facsimile is intended only for the use of the person(s) to whom it is addressed and may be confidential or contain legally privileged information.
If you are not the intended recipient you are hereby notified that any perusal, use, distribution, copying or disclosure is strictly prohibited. If you have received this facsimile in error please immediately telephone us (we will accept reverse charges) on 61 8 8116 5000 and return the original facsimile to us by mail without making a copy.



Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide   SA   5000
GPO Box 2455
Adelaide   SA   5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

To: Company Announcements Office
                 ASX Limited

From: Company Secretary

Date: 20 February 2009

Subject: **2009 Annual General Meeting**

Santos Limited advises that the Company's Annual General Meeting will be held at
the Festival Theatre at the Adelaide Festival Centre, King William Road, Adelaide,
South Australia on Wednesday 6 May 2009 at 10.00 am.

James Baulderstone
Company Secretary

